SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems Fourth Quarter and 2005 Results Set New Records. Dated February 8, 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  March 3, 2005

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Fourth Quarter and 2005 Results Set New Records. Dated February 8, 2006.

NICE Systems Fourth Quarter and 2005 Results Set New Records

2005 revenue growth of 23% translates into pro-forma operating income growth of 67%

Ra`anana, Israel, February 08, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the fourth quarter and full year ending December 31, 2005.

Highlights of year 2005 include:

●        Record revenue of $311.1 million representing 23.1% growth over 2004

●        Pro-forma gross margin increased to 56.7% from 55.0% in 2004

●        Pro-forma operating margin increased to 11.2% from 8.3% in 2004

●        Pro-forma EPS of $1.67 compared to $1.19 in 2004

Fourth quarter 2005 revenue was $90.0 million, representing a 29.5% increase from $69.5 million in the fourth quarter of 2004. Revenues for fiscal year 2005 reached a record high of $311.1 million, a 23.1% increase from $252.6 million in 2004.

Pro-forma gross margin, which excludes amortization of acquired intangible assets in the fourth quarter, reached a record 57.7%, up from 56.2% in the fourth quarter 2004.  Pro-forma gross margin for the year reached 56.7% compared with 55.0% for the year 2004.

The company also reported record fourth quarter 2005 pro-forma operating profit of $12.7 million and operating margin of 14.1%, compared with $9.2 million and 13.2%, respectively, in the fourth quarter of 2004.  For the year, pro-forma operating profit increased to $34.9 million from $20.9 million in 2004 and operating margins switched to double digit for the first time at 11.2% from 8.3% in 2004.

Fourth quarter 2005 pro-forma net income was $12.3 million or $0.57 per fully diluted share, up from $9.2 million or $0.48 per fully diluted share in the same quarter of 2004. Pro-forma net income for the year was $34.6 million or $1.67 per fully diluted share, compared with net income of $22.2 million or $1.19 per fully diluted share for 2004.

On a GAAP basis: fourth quarter gross margin was 57.1%, compared with 56.0% in the fourth quarter of 2004; operating profit was $11.7 million and operating margin was 13.0%, compared with $9.0 million and 12.9%, respectively, in the fourth quarter of 2004; and fourth quarter net income was $16.1 million, or $0.74 per fully diluted share, compared with net income of $9.0 million, or $0.47 per share, on a fully diluted basis, for the fourth quarter of 2004.

Total cash and equivalents at December 31, 2005 rose to $411.6 million compared with $184.9 million at September 30, 2005 and with $165.9 million at the end of 2004.

Commenting on the results, Haim Shani, Chief Executive Officer of NICE said, "2005 was an outstanding year.  We posted record results throughout the year, having more than doubled our revenues over the last three years and having achieved the highest profitability since our inception."

"Our strong performance is primarily the result of our unique strategy for leading the Insight from Interactions(TM) revolution in each of our sectors.  In the enterprise interactions solutions sector we accelerated the momentum of NICE Perform, with a strong trend of repeat orders.  We also doubled the number of our VoIP customers and have seen the dollar value per deal grow significantly.  In the public and security sector, NICE won several strategic bids with our next generation of digital video security solutions, which have become the de-facto choice for public authorities seeking to ensure citizen security.  We also further consolidated our leadership in the emergency communications market."

"We remain confident that the strong momentum of our Insight from Interactions solutions, as supported by our vision and powerful growth strategy, will continue to generate growth in 2006."

Ran Oz, NICE`s Corporate Vice President and Chief Financial Officer, stated, "We had a very strong booking momentum over the last seven quarters with a book-to-bill ratio consistently greater than one.  Our strong backlog coming into 2006 gives us excellent visibility. Accordingly, we provide the following guidance for the first quarter of 2006, which is higher than our initial plan: Revenue is expected to be between $84 and $87 million, and pro-forma EPS, on a fully diluted basis, in the range of $0.37 - $0.41."

Mr. Oz continued, "Our strong forward visibility gives us confidence for substantial growth in fiscal year 2006, and enables us to raise our previously announced full year 2006 revenue guidance to be between $367 - $375 million; and adjust the EPS guidance, on a fully diluted basis, to $1.90-$2.00, to account for the raised revenue guidance and the additional 4.6 million shares from our December 2005 public offering.

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free 1-866-860-9642; international: +972-3-918-0600; Israel: 03-918-0600.  The call will also be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-866-276-1485; international: + 972-3-925-5930; Israel: 03-925-5930.

Pro-forma results exclude the amortization of acquired intangible assets of $1.0 million and a deferred tax benefit of $4.8 million for Q4 2005. In Q4 2004 the pro forma results exclude the amortization of acquired intangible assets of $0.2 million. A reconciliation between results on a GAAP and pro-forma basis is provided in a table immediately following the Consolidated Statement of Operations (Pro-Forma Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), based on advanced content analytics - of traditional telephony and IP, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75 of the Fortune 100.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME U.S. dollars in thousands (except per share amounts)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Product	$ 51,395	$57,327	$182,616	$206,355
Services	18,124	32,714	70,027	104,755
Total revenue	69,519	90,041	252,643	311,110

Cost of revenue
Product	17,704	18,563	64,432	67,543
Services	12,870	20,035	49,876	68,683
Total cost of revenue	30,574	38,598	114,308	136,226

Gross Profit	38,945	51,443	138,335	174,884

Operating Expenses:
Research and development, net	6,349	9,369	24,866	30,896
Selling and marketing	15,807	19,603	62,172	72,829
General and administrative	7,761	10,256	30,951	37,742
Amortization of acquired intangible assets	55	542	318	1,331
Total operating expenses	29,972	39,770	118,307	142,798

Operating income	8,973	11,673	20,028	32,086

Financial income, net	790	1,836	3,556	5,398
Other income (expense), net	49	(5)	54	(13)

Income before taxes on income	9,812	13,504	23,638	37,471
Income tax expense (benefit)	794	(2,619)	2,319	902

Net income from continuing operations	9,018	16,123	21,319	36,569

Net income from discontinued operation	-	-	3,236	-

Net income	$9,018	$16,123	$24,555	$36,569

Basic income per share from continuing operations	$0.50	$0.80	$1.22	$1.91
Basic income per share from discontinued operation	-	-	$0.18	-
Basic income per share	$0.50	$0.80	$1.40	$1.91

Diluted income per share from continuing operations	$0.47	$0.74	$1.14	$1.77
Diluted income per share from discontinued operation	-	-	$0.17	-
Diluted income per share	$0.47	$0.74	$1.31	$1.77

Weighted average number of shares
outstanding used to compute:
Basic income per share	17,892	20,160	17,497	19,121
Diluted income per share	19,141	21,646	18,703	20,646

NICE SYSTEMS LTD. AND SUBSIDIARIES

FOR COMPARATIVE PURPOSES

NET INCOME AND INCOME PER SHARE EXCLUDING DISCONTINUED OPERATION AND

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$9,018	$16,123	$24,555	$36,569

Adjustments:

GAAP net income from discontinued operation	-	-	(3,236)	-

Deferred tax benefit	-	(4,829)	-	(4,829)

Amortization of acquired intangible assets
Included in gross profit	150	489	598	1,497
Included in operating expenses	55	542	318	1,331

Non-GAAP net income from continuing operations	$9,223	$12,325	$22,235	$34,568

Non-GAAP basic income per share from continuing operations	$0.52	$0.61	$1.27	$1.81
Non-GAAP diluted income per share from continuing operations	$0.48	$0.57	$1.19	$1.67

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____ 6 ____ NICE SYSTEMS LTD. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
	December 31,	December 31,
	2004	2005
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,579	$254,956
Short-term investments	24,523	36,261
Trade receivables	46,407	66,153
Other receivables and prepaid expenses	7,937	8,898
Inventories	12,615	23,172
Current Deferred Taxes	-	3,360
Assets of discontinued operation	644	646

Total current assets	118,705	393,446

LONG-TERM INVESTMENTS:
Long-term marketable securities	114,805	120,342
Other long-term investments	9,410	9,755

Total long-term investments	124,215	130,097

LONG-TERM DEFERRED TAX ASSETS	-	4,976

PROPERTY AND EQUIPMENT, NET	16,981	14,888

OTHER ASSETS, NET	12,665	23,990

GOODWILL	25,745	49,853

TOTAL ASSETS	$298,311	$617,250

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,975	$18,194
Accrued expenses and other liabilities	55,302	100,544

Total current liabilities	67,277	118,738

LONG-TERM DEFERRED TAX LIABILITIES	-	2,493

OTHER LONG-TERM LIABILITIES	8,163	8,978

SHAREHOLDERS' EQUITY	222,871	487,041
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$298,311	$617,250

____ 7 ____ NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED CASH FLOW STATEMENTS U.S. dollars in thousands
	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	$9,018	$16,123	$24,555	$36,569
Less income for the period from discontinued operation	-	-	(3,236)	-
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,511	3,633	13,793	13,152
Accrued severance pay, net	7	(23)	37	187
Amortization of discount (premium) and accrued interest
on marketable securities	193	234	1,205	812
Tax benefit from exercised options	-	1,501	-	1,501
Increase in trade receivables	(275)	(9,299)	(585)	(11,488)
Decrease (increase) in other receivables and prepaid expenses	672	602	(549)	386
Increase in inventories	(1,072)	(988)	(122)	(3,930)
Increase (decrease) in trade payables	(3,287)	1,009	(3,761)	5,782
Increase in accrued expenses and other liabilities	8,157	10,480	13,043	27,339
Deferred taxes, net	-	(4,841)	-	(4,841)
Other	(116)	36	(112)	234

Net cash provided by operating activities from continuing operations	16,808	18,467	44,268	65,703
Net cash provided by operating activities from discontinued operation	146	-	750	-
Net cash provided by operating activities	16,954	18,467	45,018	65,703

Cash flows from investing activities:
Purchase of property and equipment	(1,504)	(1,746)	(6,701)	(6,128)
Proceeds from sale of property and equipment	29	18	89	66
Investment in short-term bank deposits	(57)	(3)	(129)	(39)
Proceeds from short-term bank deposits	33	17	149	108
Proceeds from maturity of short-term marketable securities	1,000	31,712	17,710	190,682
Investment in short-term marketable securities	(13,700)	(18,300)	(16,700)	(166,675)
Proceeds of call of long-term held-to-maturity marketable securities	11,911	2,000	41,345	9,630
Investment in long-term held-to-maturity marketable securities	(24,435)	(12,410)	(105,492)	(51,797)
Capitalization of software development costs	(318)	(239)	(1,305)	(806)
Payment for acquisition of certain assets and liabilities of Dictaphone CRS Division	-	(4)	-	(39,724)
Payment for acquisition of certain assets and liabilities of Hannamax Hi-Tech Pty. Ltd.		(56)		(1,889)
Deferred acquisition costs	-	(256)	-	(256)
Decrease in accrued acquisition costs			(75)	-
Payment in respect of terminated contract from TCS acquisition	(2,402)	-	(5,249)	-
Proceeds from related party in respect of TCS acquisition	-	-	4,013	2,531

Net cash provided (used) by investing activities from continuing operations	(29,443)	733	(72,345)	(64,297)
Net cash provided by investing activities from discontinued operation	-	-	4,136	-
Net cash provided (used) by investing activities	(29,443)	733	(68,209)	(64,297)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	7,196	210,681	19,867	226,983
Net cash provided by financing activities	7,196	210,681	19,867	226,983
Effect of exchange rate changes on cash	143	3	44	(12)
Increase (decrease) in cash and cash equivalents	(5,150)	229,884	(3,280)	228,377
Cash and cash equivalents at beginning of period	31,729	25,072	29,859	26,579
Cash and cash equivalents at end of period	$ 26,579	$254,956	$ 26,579	$254,956

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